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                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                              DATED MAY 17, 2002

                                ASE Test Limited
             (Exact name of Registrant as specified in its charter)

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                              10 West Fifth Street
                         Nantze Export Processing Zone
                               Kaoshiung, Taiwan
                               Republic of China
                    (Address of principal executive offices)


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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       FORM 20-F  X          FORM 40-F
                                 ---                   ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       YES                   NO  X
                           ---                  ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

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                           INCORPORATION BY REFERENCE

This Form 6-K is deemed incorporated by reference to the registrant's registration statement on Form F-3 (Registration Number 333-12150), as declared effective by the Commission on July 13, 2000, and the related prospectus filed pursuant to Rule 424(b)(3) on July 20, 2000.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ASE TEST LIMITED


Dated: May 17, 2002                         By: /s/ Jeffrey Chen
                                               ---------------------------------
                                            Name:  Jeffrey Chen
                                            Title: Chief Financial Officer


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ASE TEST LIMITED                                                   May 17, 2002
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FOR IMMEDIATE RELEASE

Contact in Asia Pacific:
Jeffrey Chen, Chief Financial Officer
Tel.              886-2-8780-5489         Mobile 886-920-189-608
Fax.              886-2-2757-6121         Mail:  jeffrey_chen@asek.asetwn.com.tw

Contact in the US:
Richard C. Wei, CFO, ISE Labs
Tel.              1-408-567-4383          email: rwei@iselabs.com
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      ASE Test Limited Recognizes Adjustment to its US GAAP Reconciliation

TAIPEI, Taiwan, May 17 /PRNewswire-FirstCall/ ASE Test Limited (NASDAQ: ASTSF) announced today that the audit of its financial statements for 2001 has been completed. As a result of such audit, ASE Test Limited will recognize a non-cash adjustment to its US GAAP (generally accepted accounting principles in the United States) reconciled net income for 2001 in aggregate amount of US$26.1 million. The US GAAP reconciliation adjustment includes a compensation expense of US$26.7 million and a corresponding increase in capital surplus. Under US GAAP, as a result of the offsetting capital surplus adjustment, the compensation expense will have no effect on the cash flow, stockholder's equity or other financial statement data of ASE Test Limited. Previously announced unaudited net loss of $47 million under US GAAP is adjusted to be a net loss of $73 million. Previously announced unaudited loss per share of 49 cents under US GAAP is adjusted to be a loss per share of 77 cents. There will be no adjustment to the previously reported unaudited net income or other financial statement data of ASE Test Limited under generally accepted accounting principles in the Republic of China, or ROC GAAP, its reporting GAAP.

The transaction that accounted for substantially all of the adjustment in compensation expense under US GAAP involved the purchase by ASE Test's parent-Advanced Semiconductor Engineering, Inc, or ASE Inc-of 2.5 million shares of ASE Test Limited from two shareholders of ASE Test Limited following their exercise of employee stock options. ASE Inc entered into the transaction in order to maintain its ownership percentage in ASE Test Limited at a level above majority. ASE Inc purchased such shares directly from such shareholders based on a 10-day moving average of the market price of the shares. ASE Inc evaluated a variety of alternatives to give effect to its purchase of the shares and believes that the structure used was the least disruptive to the market price for the shares and represented the best use of company resources. Even though ASE Inc entered into the transaction in order to maintain its majority ownership of ASE Test and not for compensation purposes, under US GAAP, all shares issued upon the exercise of employee incentive stock options which are repurchased by the company or the company's affiliates within 6 months of exercise incur compensation expense to


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the extent the purchase price exceeds the exercise price. This is so even if the purchase is made at fair market value, as was the case in this transaction.

ASE Test Limited has been informed by ASE Inc. that ASE Inc. will continue to evaluate alternatives for maintaining its majority ownership of, and preventing dilution to its shareholding in, ASE Test Limited without incurring compensation expense including making open market purchases from time to time of ASE Test Limited shares.


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ASE Test Limited is the world's largest independent provider of semiconductor testing services. ASE Test provides customers with a complete range of semiconductor testing service, including front-end engineering testing, wafer probing, final production testing of packaged semiconductors and other test-related services. ASE Test has been quoted on Nasdaq since 1996 under the symbol "ASTSF".

This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry, demand for the outsourced semiconductor testing and assembly services we offer and for such outsourced services generally, our ability to maintain a high capacity utilization rate relative to our fixed costs, competition in our industry, and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on June 28, 2001.